

April 5, 2011

<u>Via E-mail</u>
Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re: China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2011**
> **File No. 1-34625**

Dear Mr. Ku:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief